UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Groupon, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value

(Title of Class of Securities)

399473107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107

1.	Names of Reporting Persons Bradley A. Keywell (the “Reporting Person”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,421 shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) (1)

	6.	Shared Voting Power 41,225,038 shares of Class A Common Stock (2)(3)

	7.	Sole Dispositive Power 15,421 shares of Class A Common Stock (1)

	8.	Shared Dispositive Power 41,225,038 shares of Class A Common Stock (2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,240,459 shares of Class A Common Stock (1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3% (1)(2)(3)

12.	Type of Reporting Person (See Instructions) IN

(1)   Includes 15,421 shares of Class A Common Stock issuable pursuant to Deferred Stock Units (“DSUs”) awarded to Bradley A. Keywell under the Groupon, Inc. Non-Employee Director Compensation Plan. DSUs represent a right to receive shares of Class A Common Stock of Groupon, Inc. (the “Issuer”) (or, in the sole discretion of the Issuer’s Board of Directors following a change in control, cash, securities or a combination of cash and securities equal to the fair market value thereof) upon termination of service as a director of the Issuer. Mr. Keywell has elected to receive DSUs in lieu of the annual retainer fees payable for services on the Issuer’s Board of Directors and any committees thereof.  The DSUs are immediately vested.

(2)   Includes 40,825,030 shares of Class A Common Stock and 400,008 shares of  Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of Groupon, Inc. (the “Issuer”) held by Rugger Ventures LLC, an entity owned by Kimberly Keywell (80%), the wife of Mr. Keywell, and Mr. Keywell’s children (20%).  Mr. Keywell shares voting and investment control with respect to the shares held by Rugger Ventures LLC.

(3)   Assumes conversion of all the Reporting Person’s Class B Common Stock into Class A Common Stock. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.  All Class A Common Stock and Class B Common Stock will automatically convert into a single class of common stock on November 9, 2016.

Item 1.
	(a)	Name of Issuer Groupon, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 600 West Chicago Avenue, Suite 620 Chicago, IL 60654

Item 2.
	(a)	Name of Person Filing Bradley A. Keywell
	(b)	Address of Principal Business Office or, if none, Residence c/o Groupon, Inc. 600 West Chicago Avenue, Suite 620 Chicago, IL 60654
	(c)	Citizenship United States
	(d)	Title of Class of Securities Class A Common Stock, par value $.0001 per share
	(e)	CUSIP Number 399473107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 41,240,459 (4)(5)(6)
	(b)	Percent of class: 6.3% (4)(5)(6)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 15,421 (4)
		(ii)	Shared power to vote or to direct the vote 41,225,038 (5)(6)
		(iii)	Sole power to dispose or to direct the disposition of 15,421 (4)
		(iv)	Shared power to dispose or to direct the disposition of 41,225,038 (5)(6)

(4)   Includes 15,421 shares of Class A Common Stock issuable pursuant to DSUs awarded to Mr. Keywell under the Groupon, Inc. Non-Employee Director Compensation Plan. DSUs represent a right to receive shares of Class A Common Stock of the Issuer (or, in the sole discretion of the Issuer’s Board of Directors following a change in control, cash, securities or a combination of cash and securities equal to the fair market value thereof) upon termination of service as a director of the Issuer. Mr. Keywell has elected to receive DSUs in lieu of the annual retainer fees payable for services on the Issuer’s Board of Directors and any committees thereof.  The DSUs are immediately vested.

(5)   Includes 40,825,030 shares of Class A Common Stock and 400,008 shares of Class B Common Stock of the Issuer held by Rugger Ventures LLC, an entity owned by Ms. Keywell (80%) and Mr. Keywell’s children (20%).  Mr. Keywell shares voting and investment control with respect to the shares held by Rugger Ventures LLC.

(6)   Assumes conversion of all the Reporting Person’s Class B Common Stock into Class A Common Stock. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.  All Class A Common Stock and Class B Common Stock will automatically convert into a single class of common stock on November 9, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date
/s/ Bradley A. Keywell
Signature
Bradley A. Keywell
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).